                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 16)1

                              PUROFLOW INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    746375104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 2 of 13 Pages
------------------------------                  --------------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   2,304,468
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,304,468
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,304,468
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.1%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 3 of 13 Pages
------------------------------                  --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,304,468
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,304,468
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,304,468
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 4 of 13 Pages
------------------------------                  --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     TRAVIS BRADFORD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 5 of 13 Pages
------------------------------                  --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 6 of 13 Pages
------------------------------                  --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     JOSHUA SCHECHTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 7 of 13 Pages
------------------------------                  --------------------------------

            The following  constitutes  Amendment No. 16 ("Amendment No. 16") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 16 amends the
Schedule 13D as specifically set forth.

   Item 2 is hereby amended to add the following:

            At the 2001  Annual  Meeting of  Stockholders  of the Issuer held on
August 28, 2001, Warren  Lichtenstein,  Travis Bradford,  Glen Kassan and Joshua
Schechter  were among the directors  elected to the Issuer's Board of Directors.
Messrs.  Kassan and Schechter,  employees of Steel Partners  Services,  Ltd., an affiliate  of Steel  Partners  II, were  nominated to be members of the Board of
Directors of the Issuer at the request of Steel Partners II and, therefore,  are
Reporting Persons under this Schedule 13D.

            Mr.  Kassan  is  an  Executive  Vice  President  of  Steel  Partners
Services,  Ltd. The  principal  business  address of Mr. Kassan is 150 East 52nd
Street,  21st Floor,  New York,  New York 10022.  Mr. Kassan is a citizen of the
United States of America.

            Mr. Schechter is an Associate with Steel Partners Services, Ltd. The principal business address of Mr. Schechter is 150 East 52nd Street, 21st Floor,
New York,  New York 10022.  Mr.  Schechter is a citizen of the United  States of
America.

   Item 3 is hereby amended to read as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase price of the 2,304,468 Shares of Common
Stock owned by Steel Partners II is $1,776,719. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   The second paragraph of Item 5(a) is hereby amended to read as follows:

                 As of the  close  of  business  on  September  5,  2001,  Steel
Partners II beneficially  owned 2,304,468  Shares of Common Stock,  constituting approximately  31.1% of the Shares outstanding.  Mr.  Lichtenstein  beneficially
owned  2,304,468  Shares,   constituting   approximately  31.1%  of  the  Shares
outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,304,468 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions,  except for 16,500 Shares which were transferred to Steel Partners
II directly from the account of a domestic  investment fund which was previously managed on a discretionary basis by Steel Partners Services, Ltd., an affiliate

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 8 of 13 Pages
------------------------------                  --------------------------------

of Steel Partners II, pursuant to an investment management agreement.

                 Currently,  none of Messrs.  Bradford,  Kassan or Schechter own any Shares of Common Stock of the Issuer.

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 9 of 13 Pages
------------------------------                  --------------------------------

   Item 5(c) is hereby amended to add the following:

                 (c) Steel Partners II engaged in the following  transactions in the Shares during the past 60 days:

                                 Shares of Common
Date of Purchase                 Stock Purchased          Price Per Share($)
----------------                 ---------------          ------------------
    7/10/01                           4,500                     .60000
    7/13/01                          12,000                     .56350
    7/31/01                           9,500                     .54500
    8/07/01                          16,500                     .52303
    8/21/01                          27,468                     .54720
    8/28/01                          15,500                     .53000

   Item 7 is hereby amended to add the following exhibit:

         10.     Amendment No. 2 to Joint Filing  Agreement among Steel Partners
                 II, Warren G.  Lichtenstein,  Travis Bradford,  Glen Kassan and
                 Joshua Schechter dated September 5, 2001.

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 10 of 13 Pages
------------------------------                  --------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 5, 2001                  STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                ----------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            -------------------------------
                                            WARREN G. LICHTENSTEIN

                                            /s/ Travis Bradford
                                            -------------------------------
                                            TRAVIS BRADFORD

                                            /s/ Glen Kassan
                                            -------------------------------
                                            GLEN KASSAN

                                            /s/ Joshua Schecther
                                            -------------------------------
                                            JOSHUA SCHECHTER

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 11 of 13 Pages
------------------------------                  --------------------------------

Exhibit                                                              Page
-------                                                              ----

1.          Joint Filing Agreement among Steel                        --
            Partners II and Warren G.
            Lichtenstein.

2.          Joint Filing Agreement among Steel                        --
            Partners II, Warren G. Lichtenstein,
            Robert Frankfurt, James Benenson, Jr.
            and Steven Wolosky.

3.          Preliminary Proxy Statement.                              --

4.          Letter to the Board of Directors of                       --
            Puroflow Incorporated dated June 3, 1999.

5.          Letter to the Board of Directors of                       --
            Puroflow Incorporated dated August 9, 1999.

6.          Letter from Puroflow Incorporated to                      --
            Steel Partners II dated August 12, 1999.

7           Settlement Agreement and Release dated                    --
            as of September 16, 1999 by and among
            Puroflow Incorporated, Reuben M.
            Siwek, Michael H. Figoff, Robert A.
            Smith, Tracy Kent Pugmire, Steel
            Partners II, Warren G. Lichtenstein,
            Steven Wolosky, James Benenson, Jr.,
            Robert Frankfurt, Steel Partners,
            L.L.C., and the Full Value Committee.

8.          Joint Press Release dated September                       --
            16, 1999.

9.          Amendment No. 1 to Joint Filing                           --
            Agreement among Steel Partners II,
            Warren G. Lichtenstein, Robert
            Frankfurt and Travis Bradford dated
            February 1, 2001.

10.         Amendment No. 2 to Joint Filing                        12 to 13
            Agreement among Steel Partners II,
            Warren G. Lichtenstein, Travis
            Bradford, Glen Kassan and Joshua
            Schechter dated September 5, 2001.

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 12 of 13 Pages
------------------------------                  --------------------------------

                    AMENDMENT NO. 2 TO JOINT FILING AGREEMENT

            WHEREAS,  Steel Partners II, L.P. ("Steel"),  Warren G. Lichtenstein
and Travis  Bradford are parties to the Joint Filing  Agreement  dated April 30,
1999, as amended (the "Agreement");

            WHEREAS, Glen Kassan and Joshua Schechter,  employees of Steel, have been elected to the Board of Directors of Puroflow Incorporated.

            NOW, THEREFORE,  BE IT RESOLVED,  the Agreement is hereby amended as follows:

            1.   The  definition  of "Group" is hereby  amended to include  Glen
                 Kassan and Joshua Schechter.

            2.   Except as amended hereby,  the Agreement  remains in full force and effect.

------------------------------                  --------------------------------
CUSIP No. 746375104                    13D            Page 13 of 13 Pages
------------------------------                  --------------------------------

            IN WITNESS  WHEREOF,  the parties  hereto have caused this Amendment
No. 2 to be executed as of September 5, 2001.

                                            STEEL PARTNERS II, L.P.
                                            150 East 52nd Street
                                            New York, NY 10022

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                ----------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

                                            /s/ Warren G. Lichtenstein
                                            -------------------------------
                                            WARREN G. LICHTENSTEIN

                                            /s/ Travis Bradford
                                            -------------------------------
                                            TRAVIS BRADFORD

                                            /s/ Glen Kassan
                                            -------------------------------
                                            GLEN KASSAN

                                            /s/ Joshua Schecther
                                            -------------------------------
                                            JOSHUA SCHECHTER